Exhibit 4.13

CONSULTING AGREEMENT

        THIS CONSULTING AGREEMENT (this “Agreement”), effective as of the first day of November 2007 (the “Effective Date”), by and between Elbit Vision Systems Ltd., company number 52-0042854, a company organized under the laws of the State of Israel (the “Company”) and MA&AT Handels GmbH, a company organized under the laws of the State of Austria (the “Consulting Company”), which shall provide the Services (as defined below) solely through its designated representative (the Consulting Company and its designated representative set forth in Section 10.8 below shall be collectively referred to herein as the “Consultant”).

W  I  T  N   E  S  S  E  T  H:

        WHEREAS, the Company and the Consulting Company entered into an Agreement dated May 1, 2006 (the “First Agreement”), pursuant to which the Company engaged the Consulting Company as an independent contractor to provide certain consulting services to the Company; and

        WHEREAS, the Company and the Consulting Company wish to enter into a new Consulting Agreement which will supersede and replace the First Agreement, pursuant to which the Company and the Consulting Company shall agree new engagement terms, as set forth more fully herein,

        NOW, THEREFORE, the parties agree as follows:

1.     Term. This Agreement shall commence on the Effective Date, and shall continue in force until it is terminated in accordance with Section 1.1 below.

    1.1        For the first three (3) months following the Effective Date the Company may terminate this Agreement, immediately upon the provision of notice by the Company to the Representative and thereafter, either party may terminate this Agreement by providing thirty (30) days advance written notice to the other party. Notwithstanding the aforementioned, in the event of a material breach by either party, the non-breaching party may terminate this Agreement immediately upon the delivery of a written notice to the breaching party. The provisions of Sections 6, 7 and 8 herein shall survive any termination of this Agreement.

2.     Scope of Services.

        The Consulting Party hereby agrees to assist the Company by promoting the sales and marketing of products of the Company’s UT Products through the activities described in Appendix A hereto (the “Services”). The Consultant will be appointed Vice President, Sales and Marketing of the Company and shall report to the Company’s CEO.

3.     Remuneration.

    3.1        In consideration for the Services hereunder, the Company agrees to pay the Consultant Company:

        (a) monthly fee of fifteen thousand US dollars ($15,000);

        (b) commission on the sales of UT Products (excluding spare parts, time and materials) in the territories set forth in Appendix B, where such sales are the result of the performance of the Services by the Consultant, equal to two percent (2%) of the net sale price of such UT Products (after deduction of taxes, duties and commissions paid to other parties).

        (c) An additional commission of one percent (1%) of gross profit per UT Product sold in accordance with the provisions of Section 3.1(b), which gross profit shall be certified by the Company’s Chief Financial Officer, within no more than 30 days following receipt by the Company of the proceeds of such sale.

    3.2        VAT. The payments referenced in Section 3.1do not include Value Added Tax (“VAT”). In the event VAT shall be due on any payments to be made by the Company under this Agreement, such payments shall be made to the Consulting Company against provision of a valid Israeli value-added tax invoice and the Company shall add such VAT to the relevant payment.

    3.3        Payment. Payment of the fee set forth in Section 3.1(a) shall be paid one month in arrears. Payment of the sums set forth in Sections 3.1(b) and 3.1(c) shall become due only following receipt of the net sales price of the UT Products, by the Company. All payments under this Section shall be paid no later than the ninth day of the calendar month following the date on which payment was due, and shall be paid only upon receipt by the Company of an invoice from the Consulting Company.

4.     Expenses. The Consultant Company shall be entitled to reimbursement for reasonable expenses incurred in performing the Services, in accordance with the expense reimbursement policy of the Company.

5.     Car. The Company shall lease a class 4 automobile (the “Car”), for the purposes of the Representative fulfilling his duties hereunder and will place the Car at the disposal of the Representative. The Company shall bear all costs related to the use and upkeep of the Car in accordance with the Company’s Car Policy and excluding any fines for traffic related violations and the like. Such payments shall be the Consultant Company’s responsibility and should be paid immediately when required by applicable law. It is hereby expressly agreed that all tax consequences of the benefits related to the Car shall be borne by the Consultant Company and that the Company will deduct from the fees the applicable tax amount (as of the date hereof the cost of the Car is NIS 2,150 per month).

6.     Confidentiality.

    6.1        Proprietary Information. The Consultant recognizes and acknowledges that the designs, inventions, improvements, business information, customer lists, business strategy, financial information, trade secrets, software systems (including specifications, programs and documentation), the methods and data, and the developments, and works of authorship, which the Company or any of its subsidiaries uses, owns, plans or develops (whether for their own use or for use by their clients) are confidential and are the property of the Company. All of these materials and information, other than material or information then already in the public domain through no act or omission by the Consultant, will be referred to below as “Proprietary Information.”

    6.2        Non-Disclosure.The Consultant agrees that, except as directed by the Company, and in the ordinary course of the business of the Company or any of its subsidiaries, such Consultant will not during or after his service with the Company disclose to any person or entity or use, directly or indirectly for such Consultant’s own benefit or the benefit of others, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from Proprietary Information.

    6.3        Confidential Information of Others.The Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any confidential information or documents belonging to others.

7.     Intellectual Property Rights.

    7.1        For purposes of this Agreement, “Intellectual Property” means the following items of intangible and tangible property:

(i) Patents, whether in the form of utility patents or design patents and all pending applications for such patents;

(ii) Trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same;

(iii) Copyrights or copyrightable material, including but not limited to books, articles and publications, whether or not registered, and all pending applications for registration of the same;

    (iv)        Inventions, research records, trade secrets, confidential information, product designs, engineering specifications and drawings, technical information, formulae, customer lists, supplier lists and market analyses;

    (v)        Computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form; and

(vi) All other intellectual property rights throughout the world.

    7.2        The Consultant hereby assigns to the Company by way of future assignment all Intellectual Property, originated, conceived, written or made by the Consultant during the term of its service with the Company, which is in any way connected to the products or services of the Company or any of its subsidiaries, including those products or services contemplated in a plan adopted by the Board of Directors of the Company or any of its subsidiaries, regardless of whether the Intellectual Property was made or acquired (i) during business hours, (ii) at the premises of the Company, (ii) with the assistance of material supplied by the Company or (iv) at the request of the Company.

    7.3        The Consultant will not use, disclose to the Company, or induce the Company to use, during its service with the Company, any Intellectual Property or documents belonging to others.

8.     Competitive Activity.

8.1     Non-Competition. During the term of this Agreement and for a period of twelve (12) months from the date of termination of this Agreement for any reason (the “Termination Date”), the Consultant will not directly or indirectly:

    (a)        carry on or hold an interest in any company, venture, entity or other business (other than a minority interest in a publicly traded company), whose principal place of business is Israel, which engages in the design, development, manufacture, marketing, and/or support of automatic optical inspection and non-destructive ultrasound inspection systems (a “Competing Business”).

    (b)        act as a consultant or employee or officer or in any managerial capacity in a Competing Business or supply in competition with the Company or its subsidiaries restricted services to any person who, to his knowledge, was provided with services by the Company or its subsidiaries any time during the twelve (12) months immediately prior to the end of the Term;

    (c)        solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to his knowledge, was provided with services by the Company or its subsidiaries at any time during the twelve (12) months immediately prior to the end of the Term, for the purpose of offering services or products which compete with the services or products supplied by the Company or its subsidiaries at the end of the Term; or

    (d)        employ, solicit or entice away or endeavor to solicit or entice away from the Company or its subsidiaries any person employed by the Company or its subsidiaries any time during the twelve (12) months immediately prior the Termination Date with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity.

    8.2        No Breach of Previous Obligations. The Consultant hereby represents that the service with the Company under this Agreement will not require it to violate or breach any obligation to or agreement or confidence with any previous or current employer or third party. No consent of any third party, is required as a condition to the validity of this Agreement, and the Company will be under no obligation of payment or otherwise to any third party in connection with the Services. The Consultant shall indemnify and hold the Company harmless from any and all losses (including, but without limitation, any and all claims, suits, liabilities, damages, costs, expenses, charges and fees of whatever kind or nature (including reasonable attorney’s fees))sustained or incurred by or asserted against the Company arising out of or in any way relating to any breach of the representation made in this Section 7. The Company represents that the execution and performance of this Agreement will not require it to violate or breach any obligation to or agreement or confidence with any third party. No consent of any third party, is required as a condition to the validity of this Agreement.

9.     Relationship of Parties; Indemnity.

    9.1        The Consultant Company warrants and represents that it is an independent contractor, owner of its own business, registered as an independent contractor and maintains a file as an independent contractor with the Income Tax authorities.

    9.2        The Consultant warrants and represents that it is registered as a licensed dealer in all required tax authorities, including the national insurance institute, and that it pays and will continue to pay all applicable mandatory payments and taxes. For the avoidance of doubt, the Consultant states that he fulfills and follows all Israeli applicable laws. The Consultant Company states that it reports and pays all mandatory payments to Consultant, as agreed by them and according to all applicable laws.

    9.3        The Company and the Consultant agree that the Consultant is an “independent contractor” and that except as otherwise stated in this Agreement, the Company shall have no right to control or direct the manner in which the Consultant performs his duties and services under this Agreement. The Consultant understands and agrees that except as specifically provided in this Agreement, the Company does not grant the Consultant the right or authority to make or give any agreement, statement, representation, warranty or other commitment, or to create any obligation of any kind, on behalf of the Company. This Agreement shall not be construed to create any relationship of employment, association, partnership or joint venture between the Company and the Consultant Company, the Representative and/or any of the companies and or entities either of them control, nor shall it be construed to create any relationship other than that of principal and independent contractor between the Company and the Consultant Company and/or the Representative. Neither the Consultant Company nor the Representative are an employee of the Company, and the Company shall not be obligated to treat the Consultant Company or the Representative as an employee.

    9.4        In the event that the Company shall be demanded and/or obligated, to pay the Consultant Company, any of its employees or consultants or any third party, any amount, or give the Consultant or any third party any right, deriving from the existence of employer-employee relationship between the Consultant Company, the Representative, any of the entities either controls or any of such entity’s consultants and employees and the Company, and the Consultant shall indemnify the Company for any and all costs, liabilities and expenses it may have in connection with such demand and/or obligation, including the economical value of such right and including legal expenses.

    9.5        Without derogating from the abovementioned, if, as a result of a claim or suit by Consultant or by any third party, a competent court of law rules that the relationship between Consultant or any one on his behalf and Company hereunder is an employer-employee relationship and/or that Consultant is entitled to rights or compensation usually given to employees, the following directions will apply:

(a)	Consultant’s monthly fee as an employee of Company shall be equal to the average monthly salary in Israel (as set forth in the National Insurance Law);

(b)	Consultant will immediately pay Company all amounts paid to him beyond the sums stated in paragraph (a) above;

(c)	Consultant shall be liable to fully indemnify Company for any damages, liabilities, or other costs and expenses incurred in connection with any such determination, and Company shall be entitled to offset against any amount due to Consultant resulting from the determination that an employer-employee relationship exists between Company and Consultant, as set forth above, any amount actually paid or due to Consultant under this Agreement.

10.     Miscellaneous.

    10.1        Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be effective only upon receipt.

The initial addresses of the parties for purposes of this Agreement shall be as follows:

The Company:	Elbit Vision Systems Ltd. 1 Ha'ofe str. P.O.B. 5030 Kadima 60920, Israel Fax: 09 -8661700 Att: Chief Financial Officer
The Consultant:	MA&AT Handels GmbH Am Lugeck 1 1010 Vienna

    10.2        No Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Consultant Company, the Representative and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

    10.3        Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel without giving effect to the principles of conflict of law thereof.

    10.4        Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

    10.5        Entire Agreement. This Agreement shall terminate First Agreement and constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either party which are not expressly set forth in this Agreement.

    10.6        Assignment. The Company shall have the right to assign this Agreement to any affiliate or subsidiary of the Company or any corporation or other entity owning or acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise. Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Consultant Company or the Representative, their beneficiaries or legal representatives.

    10.7        Interpretation. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

    10.8        Designated Representative. The Consultant Company hereby assigns Mr. Nir Alon (the “Representative”) as the sole provider of the Services to Company. For avoidance of any doubt, the Consultant Company shall not assign any other representative to provide the Services without the prior written consent of the Company.

    10.9        Taxes and Indemnification. In the event that the Company is required to make any payment or withhold any sum pursuant to applicable tax laws of any relevant jurisdiction including but not limited to any payment of value added tax according to the “reverse charge” mechanism (the “Tax Payment”), such Tax Payment may be deducted from the Consulting Fee by the Company. The Consultant hereby undertakes to indemnify and hold harmless the Company against and in respect of any taxes or other fees, which the Company may be required to pay to government authorities on behalf of Consultant as a result of the relationship of the parties hereunder, including without limitation, Income Tax, National Insurance and Health Insurance contributions.

11     Corporate Approval. Notwithstanding anything to the contrary herein, this Agreement is contingent upon approval of this Agreement by the shareholders of the Company.

IN WITNESS WHEREOF the parties have signed this Consulting Agreement as of the date first hereinabove set forth.

ELBIT VISION SYSTEMS LTD. By: —————————————— Name: —————————————— Title: —————————————— NIR ALON _______________________	MA&AT Handels GmbH By: —————————————— Name: —————————————— Title: ——————————————

Appendix A

Consultant shall provide consulting services in the following fields:

—	Overseeing the Company’s UT products sales & marketing activities in the relevant territories as described at Appendix B.

—	Managing the Company’s direct sales activities in additional territories to be agreed upon in writing by the Company and the Consultant

—	Managing the Company's agents & sales force (including work plans)

—	Issuing quotations to potential customers

—	Responsibility for achieving the Company's sales' objectives

—	Overseeing the Company's direct Unipart Rail activity

—	Managing the Company's Marcom activities & its employee.

—	Supporting the Company's Managing Directors in ASPC and in the US

Appendix B

Consultant shall provide the services in the following territories:

Europe (excluding France)
India
South Africa